EXHIBIT (d)(2)(J)

Ameritas Life Insurance Corp.

TERM INSURANCE RIDER

PERSONS INSURED. This rider insures each person named in the application for insurance under this rider and in the policy schedule.

PAYMENT OF INSURANCE. We will pay the benefit amount under this rider as soon as we receive satisfactory proof that the insured person died while this rider was in force, and other proof that we may require in order to investigate the claim. We will pay the benefit amount shown on the policy schedule for that insured person. The benefit will be paid to the designated beneficiary, if any; otherwise to

(1)	you, if living; otherwise to
(2)	your estate.

BENEFIT AMOUNT CHANGES. On or after one year from the effective date for this rider, you may change any benefit amount under this rider, by written notice to us. Any change is subject to the following conditions:

(1)	Any increase will require evidence of insurability on the insured person. An approved increase will have an effective date shown on the policy schedule at the time of the increase.
(2)	A decrease will be effective on the monthly date following our receipt of written notice. Any reduction will be made in the following order:
(a)	against the most recent increase in benefit amount;
(b)	against the next most recent increases in benefit amount;
(c)	against the initial benefit amount.
(3)	Any decrease is subject to a minimum benefit amount of$25,000 for each insured person.

CONVERSION PRIVILEGE. You may convert the insurance on each insured person, without evidence of insurability, if:

(1)	the face amount of the new policy is at least $25,000;
(2)	you give us written notice before the annual date nearest age 75 of that insured person; and
(3)	the face amount of the new policy does not exceed the benefit amount for that insured person under this rider on the date of conversion.

If the policy terminates for a reason other than lack of a required premium, and all the above conditions are met, you or any insured person under this rider may exercise the conversion privilege within 31 days of the date of termination.

The new policy may be any permanent plan issued by us on the date of conversion. It will be of the same rate class as the insurance converted, if such rate class exists. If not, the rate class of the new policy will be a similar rate class made available by us for this purpose. The date of conversion will be the monthly date following written notice to us. The policy date of the new policy will be the date of conversion. The incontestability and suicide provisions of the new policy will be measured from the effective date of this rider for the insured person on whom insurance is converted. Insurance under this rider on that insured person will terminate on the date of conversion.

MISSTATEMENT OF AGE OR GENDER. If the age or gender of any insured person has been misstated, we will make the following adjustments:

(1)	If the misstatement is discovered at death, the benefit amount will be adjusted based on what the term insurance rider charge as of the most recent monthly date would have purchased at the insured person's correct age and gender.

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(2)	If the misstatement is discovered prior to death, the cash surrender value will be adjusted to reflect the term insurance rider charges based on the insured person’s correct age and gender from the rider effective date. The Lapse Protection Value will be adjusted to reflect the Lapse Protection term rider charges based on the insured person’s correct age and gender from the rider effective date.

INCONTESTABILITY. In the absence of fraud, we will not contest this rider with respect to each insured person after the benefit amount on that person has been in force during that person’s life for two years. Our total liability will be to return the monthly rider charges for insurance on that person. We will not contest any increased benefit amount later than two years after its effective date. Our total liability for that increase will be to return the monthly rider charges for that increase. If this rider is reinstated, the incontestable period will start over again beginning on the reinstatement date, but only for statements made in the application for reinstatement

SUICIDE. If any insured person under this rider commits suicide (while sane or insane) within two years after the date that person’s insurance starts, our total liability will be to return the monthly rider charges for insurance on that person. If any insured person under this rider commits suicide (while sane or insane) within two years after the effective date for an increase in the benefit amount, our total liability for that increase will be to return the monthly rider charges for that increase.

TERMINATION. This rider will terminate;

(1)	when the policy terminates; or
(2)	on the first monthly date after you give us written notice; or
(3)	when there is no insured person covered by this rider.

REINSTATEMENT. You may put insurance under this rider back in force by written notice to us if:

(1) the policy is in force;

(2) each insured person on whom insurance is being reinstated provides us with evidence of insurability within five years after the insurance terminated ; and

(3) enough premium is paid to keep this rider in force for three months.

CONTRACT. This rider is made a part of the policy and is based on the application and any supplemental applications for this rider.

MONTHLY DEDUCTIONS. We will deduct the monthly cost of this rider until it terminates. The actual monthly charge for each insured person is based on the insured person’s attained age, gender, rate class, and benefit amount, and will not exceed the maximum monthly charge shown on the policy schedule. Any change in the monthly charge for this rider will be on a uniform basis for insured persons of the same attained age, gender, rate class, and benefit amount.

RIDER SPECIFICATIONS. The effective date(s), benefit amount(s) and maximum monthly charges for this rider are shown on the policy schedule.

AMERITAS LIFE INSURANCE CORP.

Secretary	President

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